Ralph A. Rogers, Jr.
Senior Vice President
Chief Accounting Officer
Financial Services
April 22, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Aflac Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File Number: 001-07434
Dear Mr. Rosenberg:
On Wednesday, April 14, 2008, Ms Akins of your staff telephoned to clarify a point related to our response dated March 20, 2008. I expressed verbally in the telephone conversation with Ms. Akins that we do intend to include the information in response to comments 1 and 3, as updated to reflect current conditions and operations, in the disclosures in future filings beginning with the March 31, 2008, Form 10-Q filing. This letter will serve to confirm my conversation with Ms. Akins and to clarify our intentions to include the disclosures requested in future filings beginning with the March 31, 2008, Form 10-Q filing.
We appreciate your consideration and efforts.

Sincerely, Ralph A. Rogers, Jr.

cc:	Tabatha Akins, Staff Accountant
Mary Mast, Senior Accountant